Exhibit 99.1

SIMPPLE Ltd. Announces $1.0 Million Sale of Multi-functional Robots in Singapore, Malaysia, and Thailand

SINGAPORE, October 16, 2024 – SIMPPLE Ltd. (NASDAQ: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced the initial sale, for an aggregate of about $1.0 million, of the Company’s proprietary 3-in-1 multifunctional robots and modular robot heads across Singapore, Malaysia, and Thailand.

Photo of Gemini (multifunctional robot) and cleaning robot in a retail mall

Brand-named Gemini, the A.I. video-analytic robots are the first to perform security, digital concierge, and cleaning services in a facilities management setting. These modular robot heads can be retrofitted on traditional cleaning robots, thus converting them to 3-in-1 units with the same A.I. video-analytic capabilities.

In Singapore, Gemini robots have been deployed at retail malls, commercial office buildings, and healthcare institutions. In Malaysia and Thailand, SIMPPLE’s Gemini heads have been retrofitted to existing cleaning robots and utilized at commercial office buildings.

According to SIMPPLE chief executive officer Norman Schroeder, Gemini is a “game-changer” in the field of service robotics. The robot can swiftly, accurately, and intelligently conduct security patrols, engage with lost or distressed personnels seeking security assistance, engage in two-way video calls, interface remotely with facility managers, and perform a wide variety of routine cleaning tasks including scrubbing or vacuuming.

“Gemini can operate independently or in concert with existing CCTV camera systems,” he added, allowing those systems to identify situations needing resolution and task Gemini to resolve them. In so doing, Gemini provides “significant savings and convenience” to facility management companies and integrated services operators, said the CEO.

“The deployment of Gemini across Singapore, Malaysia, and Thailand,” he said, “further validates the commercial viability of our end-to-end facilities management solution including integrated robotics and artificial intelligence.”

Additional Gemini sales to customers in Australia, New Zealand, and other markets are expected “in the coming months,” said Mr. Schroeder.

The development of Gemini was supported by three Singapore government agencies, one of which, in 2019 and 2022, awarded SIMPPLE grants totalling about $380,000 to develop multi-functional robots. In 2024, Gemini was then included in the Advanced Digital Solutions (ADS) grant scheme supported by Singapore’s InfoComm Media Development Authority (IMDA), thus facilitating SIMPPLE’s aggregate $1.0 million Gemini sale described above.

According to a May 2024 report by Technavio, the global service robotics market is projected to grow by a CAGR of 30.25%, or $90.4 billion, from 2024 to 2028. This rapid growth, said Technavio, will be driven by the continuing integration of advanced technologies such as IoT, A.I., and natural language processing into service robots, and by world governments pouring significant investment into these technologies. Technological advancements in machine learning, adaptive computing, and vision systems will also make service robots increasingly suitable for commercial tasks, said the report.

Close-up photo of Gemini modular security head at a premium retail mall

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com

Photo of Gemini robot within an institution